[BCE INC. LOGO] News release

For immediate release

Bell to acquire national electronics retailer The Source
Supports Bell’s strategy to accelerate wireless and leverage momentum in digital television, high-speed Internet and home phone services

Adds more than 750 stores across Canada to Bell’s national distribution network

MONTRÉAL, March 2, 2009 – Bell today announced it has agreed to acquire national consumer electronics retailer The Source to further enhance the growth of Bell’s wireless, digital TV, Internet and home phone services.

“The Source is a respected leader in consumer electronics retailing right across Canada. Its acquisition supports Bell’s strategic imperatives to accelerate wireless and leverage momentum in wireline services like Bell TV, Bell Internet and Bell Home Phone,” said George Cope, President and CEO of Bell and BCE.

“With its strong national presence, brand, and management team, acquiring The Source represents a competitive and cost-effective approach to ensuring Bell’s leadership in delivering the best communications products to Canadians,” Mr. Cope said. “Expanding the number of places people can buy Bell products is a core element in the execution of Bell’s strategy to achieve our goal: To be recognized by customers as Canada’s leading communications company.”

In addition to its extensive lineup of consumer electronics products, The Source plans to carry the full array of Bell consumer services at its more than 750 stores across Canada, including Bell Mobility, Solo Mobile and potentially Virgin Mobile wireless products and services, Bell TV’s industry-leading High Definition television services, high-speed Bell Internet, and Bell Home Phone products, by January 2010.

The Source will continue to operate independently from Bell following its acquisition and will maintain its well-known national brand, broad range of communications, computing and audio products, and its seasoned management team to be led by Ron Cuthbertson, a respected 30-year retail veteran and most recently President of The Source.

“The Source’s new relationship with Bell will make the most of the combined strengths of both organizations in terms of products, service and national brand strength,” said Mr. Cuthbertson. “Combining Bell’s industry-leading roster of communications services with the brand, distribution presence, and consumer retailing expertise of The Source will contribute positively to the long-term growth of both businesses going forward.”

The Source has a track record of profitability over the past seven years. LTM (latest twelve month) revenue as of December 31, 2008 was approximately $643 million while LTM EBITDA(1) (earnings before interest, taxes, depreciation and amortization) was approximately $27 million for the same period.

The acquisition of The Source and its more than 750 retail stores, most of them in high-traffic mall locations, is a faster and more cost-effective approach to increasing Bell’s national distribution footprint than building out new retail locations. More than 70% of Canadians live within five kilometres of stores operated or licensed by The Source, and more than 80 million technology-savvy consumers shop at The Source each year.

Bell is acquiring substantially all of the assets of The Source, which was acquired by Circuit City Stores, Inc. in March 2004. On November 10, 2008, Circuit City and certain of its U.S. subsidiaries voluntarily commenced bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code and The Source commenced a voluntary proceeding under the Companies’ Creditors Arrangement Act (CCAA). Bell is acquiring The Source pursuant to the court monitored sale process being managed by NM Rothschild & Sons Canada Ltd. in connection with the proceedings under the CCAA.

Subject to court approval and other customary conditions to closing, the transaction is expected to close in Q3 2009. Due to the nature of the sale process and at the request of The Source, Bell does not expect to disclose the purchase price until after the completion of the transaction.

About BCE
BCE (TSX, NYSE: BCE) is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell brand, the Company’s services include Bell Home Phone local and long distance services, Bell Mobility and Solo Mobile wireless, high-speed Bell Internet, Bell TV direct-to-home satellite and VDSL television, IP-broadband services and information and communications technology (ICT) services. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

(1) EBITDA does not have a standardized meaning according to GAAP, and so is unlikely to be comparable to similar earnings measures presented by other companies. EBITDA has been defined by The Source to be earnings before interest, taxes, depreciation and amortization. The most comparable GAAP financial measure is operating income. EBITDA of $27 million represents net operating income (excluding non-recurring and CCAA reorganization costs) of $16 million plus depreciation expense of $11 million.

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the proposed acquisition of The Source by a subsidiary of Bell Canada, strategic benefits and competitive and cost efficiencies expected to result from the transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions and the results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements.

The timing and completion of the proposed acquisition of The Source by a subsidiary of Bell Canada is subject to customary closing conditions and other risks and uncertainties including, without limitation, court approvals, third party consents and any required regulatory approvals or expiry of any required regulatory waiting periods. Accordingly, there can be no assurance that any transaction between Bell Canada and The Source will occur, or that it will occur on the timetable contemplated in this news release. There can also be no assurance that the strategic benefits and competitive and cost efficiencies expected to result from the transaction will be fully realized.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise.

For media inquiries, please contact:
Mark Langton
416 581-4339
1 888 482-0809
mark.langton@bell.ca

For investor inquiries, please contact:
Thane Fotopoulos
514 870-4619
thane.fotopoulos@bell.ca